SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1) *

                        BROADLEAF CAPITAL PARTNERS, INC.

                                (Name of Issuer)

                         Common Stock, $.001 par value

                         (Title of Class of Securities)

                                   11133H109

                                 (CUSIP Number)

                           Jonathan B. Reisman, Esq.
                              6975 NW 62nd Terrace
                               Parkland, FL 33067
                                  954-344-0809

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 24, 2003

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e) , 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                              CUSIP No. 11133H109

1) Names of Reporting Persons.

    Arthur D. Viola

I. R. S. Identification Nos. of Above Persons (entities only)


2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      [ ]
   (b)      [X]

3) SEC Use Only .................................

4) Source of Funds (See Instructions)   PF

5) Check if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)        [ ]

6) Citizenship or Place of Organization

     U.S.

|---------------------|----------------------------------------------|
|Number of Shares     | (7) Sole Voting Power 4,560,000  shares      |
|Beneficially         |----------------------------------------------|
|Owned by Each        | (8) Shared Voting Power      -0-             |
|Reporting Person With|----------------------------------------------|
|                     | (9) Sole Dispositive Power 4,560,000 shares  |
|                     |----------------------------------------------|
|                     | (10)Shared Dispositive Power -0-             |
|---------------------|----------------------------------------------|


11) Aggregate Amount Beneficially Owned by Each Reporting Person

        4,560,000  shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

             [X]


13) Percent of Class Represented by Amount in Row (11)

            13.08%

14) Type of Reporting Person (See Instructions)

             IN


PRELIMINARY NOTE

The reporting person is the sole officer and director of Daniels Corporate Advisory Company, Inc. ("Daniels"). In addition, the reporting person is the majority shareholder of Daniels. Accordingly, for purposes of this Schedule 13D the reporting person has been deemed to be the sole beneficial owner of all of the issuer's shares held by Daniels.

Item 1.  Security and Issuer.

This statement relates to Common Stock, $.001 par value (the "Common Stock"). The name and address of the principal executive offices of the issuer of such securities is Broadleaf Capital Partners, Inc., 7341 W. Charleston Blvd, Suite 140, Las Vegas, NV 89117.

Item 2.  Identity and Background.

(a) Name:

        Arthur D. Viola (the "reporting person")

(b) Residence or business address:

        67 Wall Street, 22nd Floor, New York, NY 10005-3198

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The reporting person is the president of Daniels. Daniels is a corporate financial advisory company. The address of Daniels is 67 Wall Street, 22nd Floor, New York, NY 10005-3198.

(d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.  U.S.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of the funds used in making the purchases by the reporting person was his personal funds. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. The aggregate purchase price of the 2,895,000 shares purchased by the reporting person was $310,976.

Item 4.  Purpose of Transaction.

The purpose of the recent acquisition of securities of the issuer was to acquire additional Common Stock consistent with the reporting person's long term investment in the Common Stock and to enable the reporting person to attempt to actively participate in the issuer's management for the benefit of the issuer's stockholders through changes in the composition of the issuer's present board of directors and executive officers which include changes in the number or term of directors or filling any existing vacancies on the board. The reporting person also seeks to have the issuer adopt amended and restated bylaws. The reporting person, both individually and through Daniels, considers himself to be a long term and faithful holder of the Common Stock.

The reporting person has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any material change in the present capitalization or dividend policy of the issuer;

(e) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(f) Changes in the issuer's charter or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(g) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The reporting person beneficially owns 4,560,000 shares of the Common Stock which the reporting person believes represents approximately 13.08% of the outstanding Common Stock. The foregoing percentage is based upon information provided in the issuer's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2003 and an initial Statement of Beneficial Ownership filed with the Securities and Exchange Commission on September 12, 2003.

(b) The reporting person has sole power to vote or to direct the vote of 4,560,000 shares of Common Stock, sole power to dispose or to direct the disposition of 4,560,000 shares of Common Stock. The reporting person does not have shared power. As stated in the Preliminary Note, the foregoing shares include shares held by Daniels.

(c) The following purchase in the class of securities reported on were effected by the reporting person since his filing on Schedule 13D:

DATE                 NUMBER OF SHARES        AGGREGATE PRICE
--------------------------------------------------------------
September 17, 2003       500,000                $10,220
--------------------------------------------------------------

All of the shares were purchased in the over-the-counter market. During such period, neither the reporting person nor Daniels disposed of any of the Common Stock and Daniels did not acquire any Common Stock.

(d) The reporting person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The reporting person has not ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The reporting person has made arrangements with certain others to consent to an increase in the issuer's board of directors to eleven members, the election of six new members selected by the reporting person and the adoption of amended and restated bylaws. Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting person or Daniels and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by the reporting person is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Arthur D. Viola
-------------------
Arthur D. Viola

Date: September 24, 2003